

EXHIBIT 99.1

MEDIA RELEASE

Royal Wolf completes acquisition of Rockhampton Container Sales in North Queensland

Royal Wolf Holdings (ASX:RWH) is pleased to announce that it has today completed the acquisition of the assets and businesses of Tassay Pty Ltd trading as Rockhampton Container Sales (RCS), based in Rockhampton, Queensland.

RCS commenced operation in 2006 and provides containers for hire and sale to customers across Central Queensland operating in the mining, construction, transport and agricultural sectors, with an on lease fleet slightly in excess of 200 containers.

RCS is strategically located adjacent to Gladstone where $50 billion is being spent by major resource companies on LNG, coal and aluminium related projects, whilst Rockhampton acts as a hub for the central Queensland region servicing a growing catchment area.

The acquisition of this regional business will extend Royal Wolf's existing Queensland network of Customer Service Centres into this dynamic region and by introducing the existing RCS customer base to Royal Wolf's customer service and product range will provide the opportunity to expand our activities into the Gladstone precinct.

About Royal Wolf

Royal Wolf is Australasia's largest provider of container solutions with 24 Customer Service Centres located throughout Australia & New Zealand and a hire fleet of 35,340 containers at 31 March 2012. Royal Wolf has 17 years of experience and a commitment to providing superior customer service. We offer over 90 container based designs with applications in portable storage, portable buildings, mining camps and freight containers. Royal Wolf was the recipient of Finance Asia's "listing of the year 2011" after its May 31 2011 listing on the Australian Stock Exchange.